EXHIBIT 99.1

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76 Thomas FELL Tel. : 33 (1) 47 44 47 57	TotalFinaElf Plans to Acquire Service Stations in Italy and Portugal and to Sell Service Stations in Spain

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 059 349 590 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris — July 10, 2002 - Under an agreement with Agip Petroli and GALP, TotalFinaElf plans to sell its 186 Total-branded service stations in Spain in return for the acquisition of 195 Agip Petroli service stations in Italy and 111 GALP service stations in Portugal.

The agreement will allow TotalFinaElf to strengthen its marketing positions in both Italy and Portugal. The Group already acquired 40 highway service stations in Italy from Agip Petroli in July 2001.

In Spain, TotalFinaElf will continue to wholesale fuel to the industry and agriculture segments and to market specialties (notably lubricants). In addition, the Group owns a 45.3% interest in Cepsa, which holds approximately 19% share of the Spanish service station market network.

The final signature of the agreement remains subject to the approval of the relevant competition authorities.

The agreement will extend TotalFinaElf’s retail positions in the leading European Union markets.